Exhibit 99.1
Maxeon Announces CEO Leadership Transition

Bill Mulligan to retire early next year; Former TCL Communication Technology CEO George Guo named new Maxeon CEO

SINGAPORE- October 16, 2024 -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN), a global leader in solar innovation and channels, today announced that Bill Mulligan, Chief Executive Officer, will retire at the end of January 2025. George Guo, formerly an advisor to the Chairman of TCL Group and previous CEO of TCL Communication Technology, has assumed the role of Maxeon CEO and joined its Board of Directors effective October 11, 2024. Mulligan will aid the leadership transition through January.

Based in Silicon Valley, Guo brings nearly 40 years of experience and an exceptional track record of technology leadership, scaling-up high-volume manufacturing, and driving growth in multiple technology business segments. Guo’s career spans corporate strategy, product positioning, go-to-market, supply chain and operations management and includes leadership roles at IBM’s Santa Teresa Lab, Chief Technology Officer and head of R&D for Zhaodaola Internet, and several executive roles at TCL Communications, culminating in six years serving as Chief Executive Officer.

“We are very grateful to Bill Mulligan for his invaluable work as Maxeon CEO, helping to guide the Company through a period of transition and significant challenges,” said Donald Colvin, Maxeon’s Chairman of the Board. “Bill is a true solar industry pioneer, and we wish him the very best for his next chapter. George Guo is an exceptional technology executive, and we are pleased to welcome him as Maxeon’s new Chief Executive Officer. His experience in turnarounds and his proven capabilities in leading teams to commercialize product innovation are extremely relevant to Maxeon’s current market position.”

“I am excited to join Maxeon at this inflection point for the Company and the industry,” said George Guo, Maxeon’s incoming CEO. “There is tremendous opportunity to capitalize on the accelerating global transition to renewable energy, even as many companies including Maxeon are challenged to overcome near-term pressure on revenue and profitability. Our advantages include world-leading technology and products that span utility-scale, commercial and residential markets, a deep patent portfolio, and key strategic partnerships. By improving our efficiency, reducing costs, and providing an optimal combination of performance, reliability, and value in our solar products, I intend for Maxeon to be the partner of choice for solar solutions going forward and come through this current downturn in a strong position.”

About Maxeon Solar Technologies Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® branded solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter/X @maxeonsolar.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding the company's expectations of success in its board composition and growth strategy. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. As a result, readers are cautioned not to place undue reliance on these statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." and our report on Form 6-K furnished with the SEC on September 3, 2024. Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2024 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

For Further Information:
Investor Contact: Gary Dvorchak, CFA, investor@maxeon.com, +1 (323) 240-5796 Media Contact: Forrest Monroy, forrest.monroy@maxeon.com or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205